UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41973

Critical Metals Corp.

(Exact name of registrant as specified in its charter)

c/o Maples Corporate Services (BVI) Limited

Kingston Chambers, PO Box 173, Road Town

Tortola, British Virgin Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Annual General Meeting of Shareholders

On December 11, 2025, Critical Metals Corp. (the “Company”) provided its Notice of Annual General Meeting and related materials for the meeting to its shareholders. Such materials are attached as exhibits to this Form 6-K and are incorporated by reference herein. The information in Exhibit 99.1 is also incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-290973), Form F-3 (File No. 333-286326), Form F-1 (File No. 333-278400), Form S-8 (File No. 333-291195) and Form S-8 (File No. 333-280017).

EXHIBIT INDEX

Exhibit	Description

99.1	Notice of the 2025 Annual General Meeting of Shareholders

99.2	Registered Shareholders Proxy Card

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Critical Metals Corp.

By:	/s/ John Thomas
Name :	John Thomas
Title:	General Counsel

Date: December 11, 2025

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